

June 30, 2011

<u>Via E-Mail</u>

Dr. Steven C. Vick
Chief Executive Officer
USA Synthetic Fuel Corporation
312 Walnut Street
Cincinnati, Ohio 45202

>   **Re:**   **USA Synthetic Fuel Corporation**
>   **Amendment No. 3 to Form 10-12G**
>   **Filed June 2, 2011**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed April 19, 2011**
>   **File No. 000-54044**

Dear Dr. Vick:

        We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note the statement on your website that "USASF has major near-term projects representing 38.6 million barrels of oil equivalent (BOE) (229 billion cubic feet) per year of synthetic natural gas and 516 megawatts net of electric power in development or construction." Please provide the basis for the statements that these are "near-term projects" that are "in development or construction." We note, for example, that demolition and field construction on the Lima Energy Project were halted at the end of 2006, as indicated on page 5 of your registration statement, it appears that construction of

the Cleantech Energy Project has not begun, and the registration statement indicates that financing has not been obtained for either project.

2. We note that you identify CMT and Cambridge as related parties to you; please clarify how they are related parties to you. In addition, you identify GEC as a related party on page 6 and an affiliate on page 88, but on page 51 you indicate that GEC is not a related party; please advise and, if GEC is a related party, please clarify how it is a related party to you. If GEC is a related party, please disclose your agreement with GEC in Item 7, or tell us why you are not required to do so. Also, please supplementally tell us the criteria you used in determining whether entities are your related parties.

3. Please continuously update or amend, as applicable, your periodic filings to address ongoing comments in this Form 10.

Summary, page 3

Our Company, page 3

Lima Energy Project, page 4

4. We note your response to comment eight in our letter dated February 1, 2011. We note the statement "the design-build team includes two engineering firms, which have advanced the engineering design and planning for the project, and regularly supported meetings and due diligence briefings with various financial institutions on an on-going basis." Please revise the disclosure to indicate whether the two engineering firms are different than Roberts & Schaefer and ICC. Please revise the disclosure to provide the current status of the engineering design and planning. Provide the dates of the meetings and due diligence briefings with financial institutions in which the engineering firms participated. Please also revise the disclosure to provide the basis for the statement on pages 5 and 38 that "management believes that financing for the project should occur in 2011."

Cleantech Energy Project, page 5

5. We note your response to comment 12 in our letter dated February 1, 2011. As previously requested, please disclose the date on which you acquired legal title to the energy asset from Interfuel E&P, and to clarify whether you own all rights associated with the asset.

6. We note your response to comment 13 in our letter dated February 1, 2011. Please disclose whether Mobil Mining is a related party and/or whether there are any overlapping ownership interests with you.

7. We note your response to comment 14 in our letter dated February 1, 2011. Please explain to us why the name of the "confidential gasification technology provider" is confidential and whether disclosure of the identity of such provider is material to investors. Please also revise the disclosure to indicate whether the gasification technology provider is a related party.

Competitive Strengths, page 8

8. We note your response to comment 16 in our letter dated February 1, 2011. Please provide support for your assertions regarding the experience of your management and technical team, such as the identification of USASF personnel and the personnel you will have direct access to from Global Energy along with each of their years and types of experience. In addition, please revise the statement that you are "an experienced gasification and alternative energy company" given that you have not completed any projects and that completion of projects does not appear to be imminent.

Explanatory Note, page 11

9. Here and in Item 4 you state that Mrs. Graves no longer has voting power over the shares held by Fifth Third Bank Agent. Please revise to clarify whether she holds any other power over such shares, such as investment or dispositive power.

10. As previously requested in comment 18 in our letter dated February 1, 2011, please disclose here and elsewhere as appropriate, including in Item 7, how GEI is a related party.

Item 1. Business, page 13

11. We note your statement that "[a]lthough no contract currently is in place between the two parties, Lima Energy currently plans to work with Cambridge Resources to implement a CCS or EOR strategy at the Lima Energy Project." If you have not had discussions or negotiations with Cambridge Resources regarding your plans, please revise this statement to clarify that that is the case.

Lima Energy Company and the Lima Energy Project, page 16

12. We note your response to comment 24 in our letter dated February 1, 2011. Please update this financing discussion, as appropriate.

13. If appropriate, please provide further information regarding the $30 million term loan, including the terms of such loan and any contingencies relating thereto. In addition, please file the letter agreement as an exhibit, or tell us why you are not required to do so.

Our Business Strategy, page 29

Leverage our fuel sourcing capabilities to efficiently capitalize on the feed flexibility of our projects, page 30

14. We note your response to comment 26 in our letter dated February 1, 2011. Please revise the disclosure to specifically identify the "several identified, alternative sources located in close proximity to this Cleantech Energy Project within Johnson County, Wyoming and surrounding areas."

Competitive Strengths, page 31

15. We note your response to comment 29 in our letter dated February 1, 2011. Please revise the disclosure to provide a general definition of optimization and the basis for your belief that the operations were optimized by members of your management and technical team.

16. We note your response to comment 30 in our letter dated February 1, 2011. Please provide the basis for your beliefs that "neither GEI nor its management and technical staff will continue to pursue gasification and related projects on their own in the United States which would compete with USA Synthetic Fuel Corporation" and that "GEI will not attempt any competing gasification or related projects in the US."

17. Please provide the basis for your belief that "the Lima Project is one of the most fully developed gasification projects in the United States."

Project Descriptions, page 36

Lima Energy Project, page 36

18. We note your response to comment 34 in our letter dated February 1, 2011. Please provide the basis for your belief that "this draft agreement can be reauthorized and executed by the parties once sufficient project funding is available to Lima Energy to complete the transaction."

19. We note that you "intend to execute a fuel management and supply agreement with Oxbow Carbon and Minerals, LLC ("Oxbow") under which Oxbow will agree to supply all of the petcoke and coal to be utilized as feedstock in the Lima Energy Project." Please describe the status of such agreement with Oxbow.

Interconnect Agreements, page 40

20. We note your response to comment 36 in our letter dated February 1, 2011. Please revise your disclosure to support the statement that "CGTC has continued communication and signaled its support of the project."

Projected cost, page 41

21. We note your response to comment 37 in our letter dated February 1, 2011. Please disclose the information contained in the response. In addition, as previously requested, please describe in detail the services that GEI will provided in exchange for payment of the development fees.

Item 1A. Risk Factors, page 49

"We may be subject to additional construction risk…," page 51

22. Please revise this risk factor to remove mitigating information. Generally, you should limit your risk factor section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks within your Business section.

"Fluctuations in natural gas…," page 55

23. Please revise your reference to "[c]ontract provisions. . . currently in place in [y]our ten-year off-take agreement with P&G," given that this agreement currently is not in effect.

Item 2. Financial Information, page 58

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

24. On pages 60 and 62, please revise your statements that you do not anticipate receiving significant revenues for 24 to 37 months to clarify that such time period is measured from the time that your projects are funded, as you disclose elsewhere in your filing.

Future Capital Requirements, page 64

25. We note your response to comment 45 in our letter dated February 1, 2011, but we do not see the revised disclosure. Please advise.

26. Please describe any contingencies relating to the "firm commitment for $70 million in equity funding."

27. Please revise your statement that you "may enter into a 'fast-track' EPC contract with a third party" to clarify that neither you nor GEC currently are negotiating such an agreement with respect to any project in development.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 69

28. Please update the table to reflect the fact that Mrs. Graves resigned as trustee for Trust 3, and to disclose the natural person(s) with voting, investment and/or dispositive power over the shares.

Item 6. Executive and Director Compensation, page 74

29. We note your response to comment 50 in our letter dated February 1, 2011. We also note the articles "Clean Energy Expert (Glenn G. Wattley) Joins USA Synthetic Fuel Corporation as Chief Executive Officer" and "USA Synthetic Fuel Corp – Names John L. Kelly to Board of Directors" (Market News Publishing, March 8, 2010). As it appears that Messrs. Wattley and Kelly served as chief executive officer and director, respectively, of the company during 2010, please disclose the required information for Mr. Wattley (and any other named executive officers) during fiscal years 2009 and 2010, as well as Mr. Kelly (and any other directors) during fiscal year 2010. In this regard, we also note that Messrs. Graves, Vick and Magarian began serving as chief financial officer, chief executive officer and director of the company, respectively, in July 2010, which suggests that other individuals served in such capacities prior to such time.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 77

30. We note your response to comment 52 in our letter dated February 1, 2011. Please provide the basis for your assertion that in December 2009, GEI was not a related party.

Item 10. Recent Sales of Unregistered Securities, page 79

31. We note your response to comment 55 in our letter dated February 1, 2011. You indicate in your response that you have revised your disclosure to provide further information regarding the issuances to Messrs. Pfeiffer and High, however you have deleted any references to such persons and issuances. Please advise.

Form 10-K for Fiscal Year Ended December 31, 2010

Controls and Procedures, page 41

32. We note your disclosures here and in your September 30, 2010 and March 31, 2011 Forms 10-Q indicating that you have "limited internal resources and limited ability to have multiple levels of transaction review" and "limited segregation of duties." We

further note that you "recognize that continued improvement is desired in the areas of management oversight, control of documentation being produced, and review of such control documentation." Considering these control limitations, please tell us in sufficient detail how management determined that the company's disclosure controls and procedures were nonetheless effective as of the end of the periods covered by these reports. Additionally, we note the recent restatement of your third quarter 2010 financial statements and your disclosures in these filings that "there were no changes in disclosure controls and procedures …that have materially affected, or are reasonably likely to materially affect, our disclosure controls and procedures" and that you "do not expect to implement any changes to our disclosure controls and procedures until there is a significant change in our operations or capital resources." Considering that providing accurate financial statements that comply with GAAP is a required disclosure in your reports, it is unclear to us how your disclosure controls and procedures were functioning effectively at September 30, 2010 since they did not catch this error before you included those financial statements in your filing. Furthermore, unless you made changes to your internal controls to correct the control deficiencies that permitted this accounting error to occur, it would appear that your disclosure controls and procedures continue to be ineffective in all subsequent periods. In light of the above concerns, please reconsider your conclusion regarding the effectiveness of disclosure controls and procedures at September 30, 2010, December 31, 2010 and March 31, 2011, and if you continue to believe that you have adequate support for concluding that your disclosure controls and procedures were effective at these dates, please explain your reasoning to us in detail.

33. Please revise your Form 10-K so that it is signed as provided in the Form. For example, while your principal executive officer and principal financial officer have signed for the registrant, neither signed below the relevant language in Form 10-K indicating that such persons are signing on behalf of the registrant and in the individual capacities indicated. In addition, there is no indication that a majority of your directors or your principal accounting officer has signed the Form 10-K.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Lilyanna Peyser, at (202) 551-3222, or me, at (202) 551-3720, if you have any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

H. Christopher Owings
Assistant Director